UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

YuMe, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

98872B104
(CUSIP Number)

ERIC SINGER
VERTEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSONS Vertex Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,431,294
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,431,294
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,431,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSONS Vertex GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,431,294
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,431,294
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,431,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSONS Vertex Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,431,294
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,431,294
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,431,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSONS Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,431,294
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,431,294
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,431,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Vertex Opportunities were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,431,294 Shares beneficially owned by Vertex Opportunities is approximately $6,758,748, excluding brokerage commissions.

Item 4.                       Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons implore the Issuer’s Board of Directors (the “Board”) to swiftly commit to a large scale buyback in light of the Issuer’s materially undervalued stock. It is disappointing that the Board has chosen not to engage with the Reporting Persons in light of the Reporting Persons’ significant holdings and insight into the Issuer’s core business.  This lack of engagement calls into question the Board’s abilities to comprehend return on investment and oversee the creation of shareholder value, particularly as the Board chooses to keep the Company overcapitalized and, in the Reporting Person's opinion, wrongly focused on international expansion instead of pursuing a large scale buyback that could be more accretive in the long term based on incremental EBITDA generated in the future. As the Reporting Persons explained previously, if the Issuer repurchased 30 percent of its stock at a price of $3.50 per share for $35 million, which could readily be funded by the approximately $67 million in net cash on the Issuer’s balance sheet as of June 30, 2015, this buyback could result in EBITDA accretion of greater than 40 percent on a per share basis.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 33,836,450 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2015.

A.	Vertex Opportunities

(a)	As of the close of business on November 4, 2015, Vertex Opportunities beneficially owned 2,431,294 Shares. Percentage: Approximately 7.2%

(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,431,294
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,431,294

(c)	The transactions in the Shares by Vertex Opportunities since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 98872B104

B.	Vertex GP

(a)	Vertex GP, as the general partner of Vertex Opportunities, may be deemed the beneficial owner of the 2,431,294 shares owned by Vertex Opportunities. Percentage: Approximately 7.2%

(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,431,294
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,431,294

(c)
Vertex GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Vertex Opportunities since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Vertex Capital

(a)	Vertex Capital, as the investment manager of Vertex Opportunities, may be deemed the beneficial owner of the 2,431,294 Shares owned by Vertex Opportunities. Percentage: Approximately 7.2%

(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,431,294
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,431,294

(c)
Vertex Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Vertex Opportunities since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Eric Singer

(a)	Mr. Singer, as the managing member of Vertex GP and Vertex Capital, may be deemed the beneficial owner of the 2,431,294 Shares owned by Vertex Opportunities. Percentage: Approximately 7.2%

(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,431,294
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,431,294

(c)
Mr. Singer has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Vertex Opportunities since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 98872B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2015

Vertex Opportunities Fund, LP

By:	Vertex GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Capital Advisors, LLC
By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 98872B104

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VERTEX OPPORTUNITIES FUND, LP

Purchase of Common Stock	16,400	3.0500	10/09/2015
Purchase of Common Stock	26,200	2.9831	10/12/2015
Purchase of Common Stock	4,162	3.0368	10/13/2015
Purchase of Common Stock	54,000	3.0468	10/14/2015
Purchase of Common Stock	75,450	3.0700	10/15/2015
Purchase of Common Stock	725	3.0300	10/15/2015
Purchase of Common Stock	42,700	3.1146	10/19/2015
Purchase of Common Stock	1,400	3.1200	10/21/2015
Purchase of Common Stock	10,126	3.1285	10/26/2015
Purchase of Common Stock	25,000	3.0660	10/27/2015
Purchase of Common Stock	25,868	3.0427	10/29/2015
Purchase of Common Stock	3,125	3.0565	11/02/2015
Purchase of Common Stock	158,878	3.0063	11/03/2015
Purchase of Common Stock	84,723	3.0109	11/03/2015
Purchase of Common Stock	105,600	3.0134	11/04/2015